# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CALCIMEDICA, INC., CIK 0001534133
CUSIP: 38942Q202
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 505 Coast Boulevard South, Suite 307, La Jolla, California (CA), 92037
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001955982

## Reporting persons
- Soleus Private Equity Fund III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 195,976; sole dispositive power 0; shared dispositive power 195,976; aggregate amount beneficially owned 195,976 (1.2% of the class)
  Comment: (1) The shares reported in the table above are held directly by Soleus Private Equity Fund III, L.P. ("Soleus PE"). Soleus Private Equity GP III, LLC ("Soleus PE GP") is the sole general partner of Soleus PE, Soleus PE GP III, LLC is the sole manager of Soleus PE GP, Soleus Capital Management, L.P. ("SCM") is the investment manager for Soleus PE and for Soleus Capital Master Fund, L.P. ("Master Fund"), and Soleus GP, LLC ("Soleus GP") is the sole general partner of SCM. Guy Levy is the sole managing member of each of Soleus PE GP III, LLC and Soleus GP. Each of Mr. Levy, Soleus PE GP III, LLC, Soleus PE GP, SCM and Soleus GP disclaims beneficial ownership of these shares held by Soleus PE other than for the purpose of determining their obligations under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the filing of this report shall not be deemed an admission that any of the foregoing persons is the beneficial owner of such shares for any other purpose.
  
  (2) The number of shares reported in the table above consists of presently exercisable warrants to purchase up to 195,976 shares of the common stock ("Common Stock") of CalciMedica, Inc. (the "Issuer").
  
  (3) The percentage set forth in row 11 is calculated based upon 15,743,916 shares of Common Stock outstanding as of February 25, 2026, as set forth on the cover of the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025 that was filed with the Securities and Exchange Commission on March 3, 2026 (the "Form 10-K").
- Soleus Private Equity GP III, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 195,976; sole dispositive power 0; shared dispositive power 195,976; aggregate amount beneficially owned 195,976 (1.2% of the class)
  Comment: (1) The shares reported in the table above are held directly by Soleus PE. Soleus PE GP is the sole general partner of Soleus PE, Soleus PE GP III, LLC is the sole manager of Soleus PE GP, SCM is the investment manager for Soleus PE and for Master Fund, and Soleus GP is the sole general partner of SCM. Guy Levy is the sole managing member of each of Soleus PE GP III, LLC and Soleus GP. Each of Mr. Levy, Soleus PE GP III, LLC, Soleus PE GP, SCM and Soleus GP disclaims beneficial ownership of these shares held by Soleus PE other than for the purpose of determining their obligations under Section 13(d) of the Exchange Act, and the filing of this report shall not be deemed an admission that any of the foregoing persons is the beneficial owner of such shares for any other purpose.
  
  (2) The number of shares reported in the table above consists of presently exercisable warrants to purchase up to 195,976 shares of Common Stock.
  
  (3) The percentage set forth in row 11 is calculated based upon 15,743,916 shares of Common Stock outstanding as of February 25, 2026, as set forth in the Form 10-K.
- Soleus PE GP III, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 195,976; sole dispositive power 0; shared dispositive power 195,976; aggregate amount beneficially owned 195,976 (1.2% of the class)
  Comment: (1) The shares reported in the table above are held directly by Soleus PE. Soleus PE GP is the sole general partner of Soleus PE, Soleus PE GP III, LLC is the sole manager of Soleus PE GP, SCM is the investment manager for Soleus PE and for Master Fund, and Soleus GP is the sole general partner of SCM. Guy Levy is the sole managing member of each of Soleus PE GP III, LLC and Soleus GP. Each of Mr. Levy, Soleus PE GP III, LLC, Soleus PE GP, SCM and Soleus GP disclaims beneficial ownership of these shares held by Soleus PE other than for the purpose of determining their obligations under Section 13(d) of the Exchange Act, and the filing of this report shall not be deemed an admission that any of the foregoing persons is the beneficial owner of such shares for any other purpose.
  
  (2) The number of shares reported in the table above consists of presently exercisable warrants to purchase up to 195,976 shares of Common Stock.
  
  (3) The percentage set forth in row 11 is calculated based upon 15,743,916 shares of Common Stock outstanding as of February 25, 2026, as set forth in the Form 10-K.
- Soleus Capital Master Fund, L.P.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 195,976; sole dispositive power 0; shared dispositive power 195,976; aggregate amount beneficially owned 195,976 (1.2% of the class)
  Comment: (1) The shares reported in the table above are held directly by Master Fund. Soleus Capital, LLC is the sole general partner of Master Fund, Soleus Capital Group, LLC ("SCG") is the sole managing member of Soleus Capital, LLC, SCM is the investment manager for Soleus PE and for Master Fund, and Soleus GP is the sole general partner of SCM. Guy Levy is the sole managing member of each of SCG and Soleus GP. Each of SCG, Soleus Capital, LLC, SCM, Soleus GP and Mr. Levy disclaims beneficial ownership of these shares held by Master Fund other than for the purpose of determining their obligations under Section 13(d) of the Exchange Act, and the filing of this report shall not be deemed an admission that any of the foregoing persons is the beneficial owner of such shares for any other purpose.
  
  (2),The number of shares reported in the table above consists of presently exercisable warrants to purchase up to 195,976 shares of Common Stock.
  
  (3) The percentage set forth in row 11 is calculated based upon 15,743,916 shares of Common Stock outstanding as of February 25, 2026, as set forth in the Form 10-K.
- Soleus Capital, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 195,976; sole dispositive power 0; shared dispositive power 195,976; aggregate amount beneficially owned 195,976 (1.2% of the class)
  Comment: (1) The shares reported in the table above are held directly by Master Fund. Soleus Capital, LLC is the sole general partner of Master Fund, SCG is the sole managing member of Soleus Capital, LLC, SCM is the investment manager for Soleus PE and for Master Fund, and Soleus GP is the sole general partner of SCM. Guy Levy is the sole managing member of each of SCG and Soleus GP. Each of SCG, Soleus Capital, LLC, SCM, Soleus GP and Mr. Levy disclaims beneficial ownership of these shares held by Master Fund other than for the purpose of determining their obligations under Section 13(d) of the Exchange Act, and the filing of this report shall not be deemed an admission that any of the foregoing persons is the beneficial owner of such shares for any other purpose.
  
  (2) The number of shares reported in the table above consists of presently exercisable warrants to purchase up to 195,976 shares of Common Stock.
  
  (3) The percentage set forth in row 11 is calculated based upon 15,743,916 shares of Common Stock outstanding as of February 25, 2026, as set forth in the Form 10-K.
- Soleus Capital Group, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 195,976; sole dispositive power 0; shared dispositive power 195,976; aggregate amount beneficially owned 195,976 (1.2% of the class)
  Comment: (1) The shares reported in the table above are held directly by Master Fund. Soleus Capital, LLC is the sole general partner of Master Fund, SCG is the sole managing member of Soleus Capital, LLC, SCM is the investment manager for Soleus PE and for Master Fund, and Soleus GP is the sole general partner of SCM. Guy Levy is the sole managing member of each of SCG and Soleus GP. Each of SCG, Soleus Capital, LLC, SCM, Soleus GP and Mr. Levy disclaims beneficial ownership of these shares held by Master Fund other than for the purpose of determining their obligations under Section 13(d) of the Exchange Act, and the filing of this report shall not be deemed an admission that any of the foregoing persons is the beneficial owner of such shares for any other purpose.
  
  (2) The number of shares reported in the table above consists of presently exercisable warrants to purchase up to 195,976 shares of Common Stock.
  
  (3) The percentage set forth in row 11 is calculated based upon 15,743,916 shares of Common Stock outstanding as of February 25, 2026, as set forth in the Form 10-K.
- Soleus Capital Management, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 391,952; sole dispositive power 0; shared dispositive power 391,952; aggregate amount beneficially owned 391,952 (2.4% of the class)
  Comment: (1) The shares reported in the table above are held directly by Soleus PE and by Master Fund. Soleus PE GP is the sole general partner of Soleus PE, Soleus PE GP III, LLC is the sole manager of Soleus PE GP, SCM is the investment manager for Soleus PE, and Soleus GP is the sole general partner of SCM. Soleus Capital, LLC is the sole general partner of Master Fund, SCG is the sole managing member of Soleus Capital, LLC, SCM is the investment manager for Master Fund, and Soleus GP is the sole general partner of SCM. Guy Levy is the sole managing member of each of Soleus PE GP III, LLC, SCG and Soleus GP. Each of Soleus PE GP, Soleus PE GP III, LLC, Soleus Capital, LLC, SCG, SCM, Soleus GP and Mr. Levy disclaims beneficial ownership of these shares held directly by Soleus PE and Master Fund other than for the purpose of determining their obligations under Section 13(d) of the Exchange Act, and the filing of this report shall not be deemed an admission that any of the foregoing persons is the beneficial owner of such shares for any other purpose.
  
  (2) The number of shares reported in the table above consists of presently exercisable warrants to purchase up to 391,952 shares of Common Stock.
  
  (3) The percentage set forth in row 11 is calculated based upon 15,743,916 shares of Common Stock outstanding as of February 25, 2026, as set forth in the Form 10-K.
- Soleus GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 391,952; sole dispositive power 0; shared dispositive power 391,952; aggregate amount beneficially owned 391,952 (2.4% of the class)
  Comment: (1) The shares reported in the table above are held directly by Soleus PE and by Master Fund. Soleus PE GP is the sole general partner of Soleus PE, Soleus PE GP III, LLC is the sole manager of Soleus PE GP, SCM is the investment manager for Soleus PE, and Soleus GP is the sole general partner of SCM. Soleus Capital, LLC is the sole general partner of Master Fund, SCG is the sole managing member of Soleus Capital, LLC, SCM is the investment manager for Master Fund, and Soleus GP is the sole general partner of SCM. Guy Levy is the sole managing member of each of Soleus PE GP III, LLC, SCG and Soleus GP. Each of Soleus PE GP, Soleus PE GP III, LLC, Soleus Capital, LLC, SCG, SCM, Soleus GP and Mr. Levy disclaims beneficial ownership of these shares held directly by Soleus PE and Master Fund other than for the purpose of determining their obligations under Section 13(d) of the Exchange Act, and the filing of this report shall not be deemed an admission that any of the foregoing persons is the beneficial owner of such shares for any other purpose.
  
  (2) The number of shares reported in the table above consists of presently exercisable warrants to purchase up to 391,952 shares of Common Stock.
  
  (3) The percentage set forth in row 11 is calculated based upon 15,743,916 shares of Common Stock outstanding as of February 25, 2026, as set forth in the Form 10-K.
- Guy Levy: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 391,952; sole dispositive power 0; shared dispositive power 391,952; aggregate amount beneficially owned 391,952 (2.4% of the class)
  Comment: (1) The shares reported in the table above are held directly by Soleus PE and by Master Fund. Soleus PE GP is the sole general partner of Soleus PE, Soleus PE GP III, LLC is the sole manager of Soleus PE GP, SCM is the investment manager for Soleus PE, and Soleus GP is the sole general partner of SCM. Soleus Capital, LLC is the sole general partner of Master Fund, SCG is the sole managing member of Soleus Capital, LLC, SCM is the investment manager for Master Fund, and Soleus GP is the sole general partner of SCM. Guy Levy is the sole managing member of each of Soleus PE GP III, LLC, SCG and Soleus GP. Each of Soleus PE GP, Soleus PE GP III, LLC, Soleus Capital, LLC, SCG, SCM, Soleus GP and Mr. Levy disclaims beneficial ownership of these shares held directly by Soleus PE and Master Fund other than for the purpose of determining their obligations under Section 13(d) of the Exchange Act, and the filing of this report shall not be deemed an admission that any of the foregoing persons is the beneficial owner of such shares for any other purpose.
  
  (2) The number of shares reported in the table above consists of presently exercisable warrants to purchase up to 391,952 shares of Common Stock.
  
  (3) The percentage set forth in row 11 is calculated based upon 15,743,916 shares of Common Stock outstanding as of February 25, 2026, as set forth in the Form 10-K.

## Item 1. Issuer
Name of issuer: CALCIMEDICA, INC.
Address of issuer's principal executive offices: 505 Coast Boulevard South, Suite 307, La Jolla, CA 92037

## Item 2. Person Filing
Name of person filing:
Soleus Private Equity GP III, LLC
Soleus Private Equity Fund III, L.P.
Soleus PE GP III, LLC
Soleus Capital Master Fund, L.P.
Soleus Capital, LLC
Soleus Capital Group, LLC
Soleus Capital Management, L.P.
Soleus GP, LLC
Guy Levy
Address of principal business office or, if none, residence:
Soleus Private Equity GP III, LLC, 100 Field Point Road, Suite 200, Greenwich, CT 06830
Soleus Private Equity Fund III, L.P., 100 Field Point Road, Suite 200, Greenwich, CT 06830
Soleus PE GP III, LLC, 100 Field Point Road, Suite 200, Greenwich, CT 06830
Soleus Capital Master Fund, L.P., 100 Field Point Road, Suite 200, Greenwich, CT 06830
Soleus Capital, LLC, 100 Field Point Road, Suite 200, Greenwich, CT 06830
Soleus Capital Group, LLC, 100 Field Point Road, Suite 200, Greenwich, CT 06830
Soleus Capital Management, L.P., 100 Field Point Road, Suite 200, Greenwich, CT 06830
Soleus GP, LLC, 100 Field Point Road, Suite 200, Greenwich, CT 06830
Guy Levy, c/o Soleus Capital Management, L.P. 100 Field Point Road, Suite 200, Greenwich, CT 06830
Citizenship:
Soleus Private Equity GP III, LLC - Delaware
Soleus Private Equity Fund III, L.P. - Delaware
Soleus PE GP III, LLC - Delaware
Soleus Capital Master Fund, L.P. - Cayman Islands
Soleus Capital, LLC - Delaware
Soleus Capital Group, LLC - Delaware
Soleus Capital Management, L.P. - Delaware
Soleus GP, LLC - Delaware
Guy Levy - United States

## Item 4. Ownership
Amount beneficially owned:
The information in rows 5 through 9 and 11 on the cover pages to this Schedule 13G, including the footnotes thereto, is hereby incorporated by reference.

Soleus Private Equity GP III, LLC - 195,976
Soleus Private Equity Fund III, L.P. - 195,976
Soleus PE GP III, LLC - 195,976
Soleus Capital Master Fund, L.P. - 195,976
Soleus Capital, LLC - 195,976
Soleus Capital Group, LLC - 195,976
Soleus Capital Management, L.P. - 391,952
Soleus GP, LLC - 391,952
Guy Levy - 391,952
Percent of class:
Soleus Private Equity GP III, LLC - 1.2%
Soleus Private Equity Fund III, L.P. - 1.2%
Soleus PE GP III, LLC - 1.2%
Soleus Capital Master Fund, L.P. - 1.2%
Soleus Capital, LLC - 1.2%
Soleus Capital Group, LLC - 1.2%
Soleus Capital Management, L.P. - 2.4%
Soleus GP, LLC - 2.4%
Guy Levy - 2.4%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote:
Soleus Private Equity GP III, LLC - 195,976
Soleus Private Equity Fund III, L.P. - 195,976
Soleus PE GP III, LLC - 195,976
Soleus Capital Master Fund, L.P. - 195,976
Soleus Capital, LLC - 195,976
Soleus Capital Group, LLC - 195,976
Soleus Capital Management, L.P. - 391,952
Soleus GP, LLC - 391,952
Guy Levy - 391,952
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
Soleus Private Equity GP III, LLC - 195,976
Soleus Private Equity Fund III, L.P. - 195,976
Soleus PE GP III, LLC - 195,976
Soleus Capital Master Fund, L.P. - 195,976
Soleus Capital, LLC - 195,976
Soleus Capital Group, LLC - 195,976
Soleus Capital Management, L.P. - 391,952
Soleus GP, LLC - 391,952
Guy Levy - 391,952

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Soleus Private Equity Fund III, L.P.: /s/ Guy Levy, Guy Levy / Managing Member of the Sole Manager of the General Partner of Soleus Private Equity Fund III, L.P. (05/08/2026)
- Soleus Private Equity GP III, LLC: /s/ Guy Levy, Guy Levy / Managing Member of the Sole Manager of Soleus Private Equity GP III, LLC (05/08/2026)
- Soleus PE GP III, LLC: /s/ Guy Levy, Guy Levy / Managing Member (05/08/2026)
- Soleus Capital Master Fund, L.P.: /s/ Guy Levy, Guy Levy / Managing Member of the Managing Member of the General Partner of Soleus Capital Master Fund, L.P. (05/08/2026)
- Soleus Capital, LLC: /s/ Guy Levy, Guy Levy / Managing Member of the Managing Member of Soleus Capital, LLC (05/08/2026)
- Soleus Capital Group, LLC: /s/ Guy Levy, Guy Levy / Managing Member (05/08/2026)
- Soleus Capital Management, L.P.: /s/ Guy Levy, Guy Levy / Managing Member of the General Partner of Soleus Capital Management, L.P. (05/08/2026)
- Soleus GP, LLC: /s/ Guy Levy, Guy Levy / Managing Member (05/08/2026)
- Guy Levy: /s/ Guy Levy, Guy Levy (05/08/2026)